EXHIBIT 99.1

S&W Announces Results for the Third
Quarter Ended March 31, 2012

Strong International Demand Fuels Third Quarter Revenue
Increase of 480% over Comparable Quarter in Fiscal 2011

For Immediate Release
Contact:	Robert Blum, Joe Dorame, Joe Diaz Lytham Partners, LLC 602-889-9700 sanw@lythampartners.com www.lythampartners.com	Matt Szot Chief Financial Officer S&W Seed Company 559-884-2535 www.swseedco.com

FIVE POINTS, California - May 9, 2012 - S&W Seed Company (Nasdaq: SANW) today announced financial results for its third quarter of fiscal 2012, which ended March 31, 2012.

Third Quarter Highlights:
  Total revenue increased to $2.5 million from $440,000 in the comparable fiscal 2011 quarter, an increase of 480%;
  Seed revenue increased 1,143% to $2.5 million compared to $204,000 in the third quarter of fiscal 2011;
  EBITDA totaled $126,000 for the quarter, an improvement of $628,000 versus the EBITDA loss in comparable period of the prior year;
  Net income totaled $21,000, an improvement of $314,000 over the net loss in the comparable period of the prior year of ($294,000);
  Basic and diluted earnings per share was $0.00 versus a loss of ($0.05) per share in the comparable period of the prior year;
  Cash and cash equivalents was $6.2 million at the end of the third quarter;
  The company has secured a total of 4,664 acres of fall 2012 harvest, representing an increase of approximately 95% from the 2,400 acres harvested in fall 2011; and
  The company will be adding an additional 156 acres of land in the Central Valley of California dedicated to stevia production, more than doubling the current 114 acres of stevia planted.

Nine Months Ended March 31, 2012 Highlights:

  Nine month fiscal year 2012 revenue totaled $13.4 million compared to $2.3 million in the comparable period, a 487% increase;
  EBITDA was $1.8 million for the nine month period of fiscal year 2012, an improvement of $2.7 million versus the loss in the comparable period of the prior year; and

  Basic and diluted earnings per share for the first nine months ended March 31, 2012 totaled $0.17 compared to a loss of ($0.11) per share in the comparable period of the prior year.

For the third quarter of fiscal year 2012, S&W reported revenue of $2.5 million versus $0.4 million in the comparable quarter last year; an increase of 480%. These results reflect both the strong demand of the company's proprietary alfalfa seed, strong market conditions and strategic decisions made last year to more effectively market the company's products. S&W reported operating income of $59,000 versus an operating loss of $563,000 in the comparable period of the prior year. Net income totaled $21,000, or $0.00 per basic and diluted share compared to a net loss of $294,000 or $(0.05) per basic and diluted share in the third quarter of the prior year.

For the nine months ended March 31, 2012, S&W reported revenue of $13.4 million versus $2.3 million in the comparable period last year; an increase of 487%. S&W reported operating income of $1.6 million versus an operating loss of $1.1 million in the comparable period of the prior year. Net income totaled $986,000, or $0.17 per basic and diluted share compared to a net loss of $630,000 or $(0.11) per basic and diluted share in the nine months ended March 31, 2011.

During the third quarter, the company secured approximately 360 additional acres for production of S&W's proprietary alfalfa seed varieties. The additional acreage, which will be harvested in calendar 2012, is comprised of farmland of contract growers. The company has now secured a total of 4,664 acres for the fall 2012 harvest, representing an approximate 95% increase from the 2,400 acres harvested in fall 2011.

Recently, the company announced the expansion of its stevia development program through the lease of an additional 156 acres of land in the Central Valley of California. This second generation field more than doubles the company's current dedicated stevia acreage of 114 acres. Planting on the second generation field is expected to occur within the coming month. Additionally, the company expects to execute its second harvest on its first generation, 114-acre field, during the first quarter of fiscal year 2013.

Mark Grewal, president and chief executive officer of S&W Seed Company, commented, "We are very pleased that the strong trends of the first half of fiscal year 2012 continued into the traditionally weak third quarter. While the third quarter is typically geared towards preparations for the fall 2012 production harvest, our sales and marketing efforts continued to gain traction during what is a usually a slow quarter. There was much higher demand for our products than we are accustomed to seeing for the February planting season, which in turn prompted our local dealers and other customers to restock seed that sold through to those farmers."

During the quarter, the company sold almost 700,000 pounds of alfalfa seed and has sold over 3.3 million pounds during the first nine months of the fiscal year. International sales accounted for 70% of total revenue for the quarter, while domestic sales accounted for 30%.

According to the USDA, alfalfa hay is commanding record prices due to shortages and increased global demand. In March 2012, the USDA reported that the national average price was $201 per ton, compared with $142 per ton in the previous year. While not a direct correlation, with the significant increase in price for alfalfa hay, S&W expects increased demand for hay production in the future, which will, in S&W's opinion, also increase the demand and pricing for S&W's proprietary varieties.

Mr. Grewal continued, "In addition to the strong sales and marketing efforts during the quarter, we continued to execute on a number of strategic activities that will set the stage for growth into the future. Notably, we secured an additional 360 acres of land to produce alfalfa seed; we commenced operations to more than double our current stevia production capacity, and our plant breeders are working diligently to stay at the forefront of producing exceptional quality alfalfa seeds and stevia plants. I am very proud of the efforts our team has accomplished this quarter."

Matthew Szot, chief financial officer of S&W Seed Company, commented, "Our revenue growth was coupled with a continued focus on operational efficiencies as we managed to decrease operating expenses by 1% versus the comparable quarter of the prior year. Cash flow provided by operating activities totaled $2.8 million for the first nine months of the current fiscal year and our balance sheet remains strong with $6.2 million in cash and net working capital of $11.8 million. During the quarter, we were also successful in expanding the availability on our undrawn line of credit with Wells Fargo to $7.5 million."

Mr. Grewal concluded, "The success of the most recent quarters has been because of our strategy of building on the agricultural assets that S&W has put in place over the last 30 years. We believe there are great opportunities for additional expansion through both organic growth and acquisitions."

Conference Call

S&W Seed Company has scheduled a conference call for later today, Wednesday, May 9, 2012, at 4:15 pm ET to review the results. Interested parties can access the conference call by dialing (877) 317-6789 or (412) 317-6789 or can listen via a live Internet webcast, which is available in the Investor Relations section of the company's website at http://www.swseedco.com/investors.htm. A teleconference replay of the call will be available for three days at (877) 344-7529 or (412) 317-0088, confirmation #10013358. A webcast replay will be available in the Investor Relations section of the company's website at http://www.swseedco.com/investors.htm for 30 days.

About S&W Seed Company
Founded in 1980 and headquartered in the Central Valley of California, S&W Seed Company is a leading producer of warm climate, high yield alfalfa seed varieties, including varieties that can thrive in poor, saline soils, as verified over decades of university-sponsored trials. S&W also offers seed cleaning and processing at its 40-acre facility in Five Points, California. Additionally, the company has recently launched a business expansion initiative centered on its plan to mass produce stevia leaf in the U.S. in response to growing global demand for the all-natural, zero calorie sweetener from the food and beverage industry. For more information, please visit www.swseedco.com.

Safe Harbor Statement
This release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended and such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. "Forward-looking statements" describe future expectations, plans, results, or strategies and are generally preceded by words such as "may," "future," "plan" or "planned," "will" or "should," "expected," "anticipates," "draft," "eventually" or "projected." You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause future circumstances, events, or results to differ materially from those projected in the forward-looking statements, including the risks that actual results may differ materially from those projected in the forward-looking statements as a result of various factors and other risks identified in the company's Annual Report on Form 10-K for the fiscal year ended June 30, 2011, its Quarterly Report on Form 10-Q for the period ended March 31, 2012, and in other filings made by the Company with the Securities and Exchange Commission.

S&W SEED COMPANY
(A NEVADA CORPORATION)
CONSOLIDATED BALANCE SHEETS
(unaudited)

	March 31,	June 30,
	2012	2011
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$6,226,836	$3,738,544
Accounts receivable, net	3,079,187	1,803,909
Inventories	4,137,408	5,664,119
Prepaid expenses and other current assets	112,378	58,451
Deferred tax asset	352,393	352,393
TOTAL CURRENT ASSETS	13,908,202	11,617,416

Property, plant and equipment, net of accumulated depreciation	2,290,157	2,299,306
Other intangibles, net	621,849	502,436
Crop production costs	987,452	220,431
Deferred tax asset - long term	12,356	517,672
TOTAL ASSETS	$17,820,016	$15,157,261

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$1,612,585	$207,074
Accounts payable - related party	378,196	218,863
Accrued expenses and other current liabilities	164,168	169,060
TOTAL CURRENT LIABILITIES	2,154,949	594,997

TOTAL LIABILITIES	2,154,949	594,997

STOCKHOLDERS' EQUITY
Preferred stock, $0.001 par value; 5,000,000 shares authorized;
no shares issued and outstanding	-	-
Common stock, $0.001 par value; 50,000,000 shares authorized;
5,800,000 issued and outstanding
at March 31, 2012 and June 30, 2011	5,800	5,800
Additional paid-in capital	14,721,049	14,604,716
Retained earnings (deficit)	938,218	(48,252)
TOTAL STOCKHOLDERS' EQUITY	15,665,067	14,562,264
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$17,820,016	$15,157,261

S&W SEED COMPANY
(A NEVADA CORPORATION)
CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)

	Three Months Ended		Nine Months Ended
	March 31,		March 31,
	2012	2011	2012	2011
Revenue
Seed revenue	$2,533,581	$203,752	$12,492,758	$1,399,491
Milling and other revenue	15,607	236,138	900,138	883,198

Total revenue	2,549,188	439,890	13,392,896	2,282,689

Cost of revenue
Cost of seed revenue	1,740,130	140,650	8,998,932	1,034,163
Cost of milling and other revenue	7,514	109,057	317,335	224,305
Total cost of revenue	1,747,644	249,707	9,316,267	1,258,468

Gross profit	801,544	190,183	4,076,629	1,024,221

Operating expenses
Selling, general and administrative expenses	633,024	614,820	2,102,742	1,640,233
Research and development expenses	44,393	77,645	198,898	339,773
Depreciation and amortization	64,775	60,714	201,386	180,411

Total operating expenses	742,192	753,179	2,503,026	2,160,417

Income (loss) from operations	59,352	(562,996)	1,573,603	(1,136,196)

Other (income) expense
(Gain) loss on disposal of fixed assets	(1,830)	-	24,532	5,706
Interest (income) expense, net	4,363	(2,764)	12,785	(9,907)

Net income (loss) before income tax expense (benefit)	56,819	(560,232)	1,536,286	(1,131,995)
Income tax expense (benefit)	36,178	(266,598)	549,816	(502,085)
Net income (loss)	$20,641	$(293,634)	$986,470	$(629,910)

Net income (loss) per common share:
Basic	$0.00	$(0.05)	$0.17	$(0.11)
Diluted	$0.00	$(0.05)	$0.17	$(0.11)

Weighted average number of common shares outstanding:
Basic	5,800,000	5,800,000	5,800,000	5,800,000
Diluted	5,879,894	5,800,000	5,848,161	5,800,000

S&W SEED COMPANY
(A NEVADA CORPORATION)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Nine Months Ended
	March 31,
	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$986,470	$(629,910)
Adjustments to reconcile net income (loss) from operating activities to net cash provided by (used in) operating activities
Stock-based compensation	116,333	91,537
Change in allowance for doubtful accounts	(3,587)	-
Depreciation and amortization	201,386	180,411
Loss on disposal of fixed assets	24,532	5,706
Changes in:
Accounts receivable	(1,271,691)	1,105,089
Inventories	1,526,711	(3,887,650)
Prepaid expenses and other current assets	(53,927)	44,076
Crop production costs	(767,021)	-
Deferred tax asset	505,316	(502,085)
Accounts payable	1,405,511	(195,841)
Accounts payable - related party	159,333	257,382
Accrued expenses and other current liabilities	(4,892)	70,091
Net cash provided by (used in) operating activities	2,824,474	(3,461,194)

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(177,682)	(240,384)
Acquisition of customer list	(165,000)	-
Proceeds from disposal of property, plant and equipment	6,500	4,500
Net cash used in investing activities	(336,182)	(235,884)

NET INCREASE OR (DECREASE) IN CASH	2,488,292	(3,697,078)

CASH AND CASH EQUIVALENTS, beginning of the period	3,738,544	7,830,517

CASH AND CASH EQUIVALENTS, end of period	$6,226,836	$4,133,439

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the period for:
Interest	$19,167	$-
Income taxes	800	-